Ostin Technology Group Co., Ltd.

Building 2, 101/201 1 Kechuang Road

Qixia District, Nanjing

Jiangsu Province, China 210046

VIA EDGAR

March 29, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Andi Carpenter

Re:	Ostin Technology Group Co., Ltd.

Amendment No. 10 to Registration Statement on Form F-1

Filed February 23, 2022

File No. 333-253959

Dear Ms. Carpenter:

Ostin Technology Group Co., Ltd. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on March 16, 2022, regarding Amendment No. 10 to Registration Statement on Form F-1 (the “Registration Statement”) filed with the Commission on February 23, 2022.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Amendment No. 11 to the Registration Statement (the “Amendment No. 11”), which is being filed with the Commission contemporaneously with the submission of this letter.

Amendment No. 10 to the Registration Statement on Form F-1

Cover Page

1.	Please revise to make clear that the risks could result in a material change in the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors.

In response to the Staff’s comment, we have revised disclosure on the cover page of the Amendment No. 11.

2.	We note your disclosure on page 5. Please revise here to clarify whether any distributions or dividends have been made to U.S. investors.

In response to the Staff’s comment, we have revised disclosure on the cover page and page 7 of the Amendment No. 11.

3.	Please disclose whether cash generated from one subsidiary is used to fund another subsidiary’s operations, whether a subsidiary has ever faced difficulties or limitations on its ability to transfer cash between subsidiaries, and whether you have cash management policies that dictate the amount of such funding.

In response to the Staff’s comment, we have revised disclosure on the cover page and pages 5 and 6 of the Amendment No. 11.

Prospectus Summary, page 1

4.	Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to the Staff’s comment, we have revised disclosure on pages 3, 4, 19, 49 and 50 of the Amendment No. 11.

5.	Please provide summary risk factor disclosure about the impediments of transferring cash out of China/Hong Kong and that there can be no assurance that the PRC government will not intervene or impose restrictions on the company’s ability to transfer or distribute cash within your organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China/Hong Kong and adversely affect the company’s business. Please include the related risks in a more detailed risk factor. Please include a cross-reference to the condensed consolidating financial information.

In response to the Staff’s comment, we have revised disclosure on pages 2, 7, 23, 24 and 51 of the Amendment No. 11.

6.	We note in some instances that you state that you determined that permission and approvals to operate or offer securities or offer the securities being registered to foreign investors are not required based on advice from your PRC counsel. In other instances to you state that it is your belief that such permissions and approvals not required. For example, on page 18 you state that you do not believe you are among the “operators of critical information infrastructure,” “data processors,” “online platform operators” or “data handlers.” You also state that you do not believe you are required to obtain any permission from any PRC governmental authorities to offer securities to foreign investors. Please revise to explain how you determined that permissions and approvals to operate or offer the securities being registered to foreign investors are not required. If you relied on the advice of counsel, please identify counsel and file the consent of counsel as an exhibit. If you did not consult counsel, then please disclose why.

In response to the Staff’s comment, we have revised disclosure on the cover page and pages 3, 4, 11, 15, 19, 49 and 50 of the Amendment No. 11. We determined that we are not required to obtain any permission from any PRC governmental authorities to operate or offer securities to foreign investors based on opinion from our PRC legal counsel, King & Wood Mallesons. A copy of the revised Opinion of King & Wood Mallesons regarding certain PRC law matters and consent of King & Wood Mallesons are being filed as exhibits to the Amendment No. 11.

Risk Factors, page 12

7.	Please ensure that you clearly disclose how the CAC oversight may impact your business and offering if laws and regulations change and they become subject to the CAC’s oversight.

In response to the Staff’s comment, we have revised disclosure on pages 15, 19 and 20 of the Amendment No. 11.

Notes to Financial Statements

Note 2 Significant Accounting Policies

Reclassifications, page F-18

8.	We note the revisions made to your financial statements in response to our prior comment 9. Tell us how you considered the guidance in ASC 250-10-20 (definition in glossary) and ASC 250-10-45-22 to 45-28 as well as SAB 99 in concluding that the changes should not be reported as an error in previously issued financial statements. Otherwise, revise to comply with that guidance by providing all the information required by ASC 250-10-50- 7, label the appropriate columns of the financial statements as “Restated” and have your auditor revise its report to reference the restatement consistent with paragraph 18e. of PCAOB Auditing Standard 3101.

In response to the Staff’s comment, we hereby respectfully advise the Staff that we have considered the evaluation of the revisions made to our financial statements in compliance with ASC 250-10-20 (definition in glossary) and ASC 250-10-45-22 to 45-28 as well as SAB 99. In our evaluation, we performed the three-step error correction evaluation as follows:

(1)	Identify an error: the revisions to change the classification of inventory impairment expenses, bad debt expenses, gain from disposal of property, plant and equipment, and bank charges from other income (expenses) to operation income was an error in presentation.

(2)

Assess materiality of an error: we evaluated both the quantitative and qualitative considerations outlined in the materiality guidance of SAB Topics 1.M and 1.N. Quantitatively, the impacts of the error to our financial statements were overstatement of operating income of $245,930 and $673,858 and understatement of non-operating income of $245,930 and $673,858 in the fiscal years ended September 30, 2021 and 2020, respectively, which represented no more than 0.5% of our revenues. Qualitatively, we considered factors such as whether the misstatement is intentional, whether the misstatement masks a change in earnings or other trends, whether the misstatement changes a loss into income or vice versa, whether the misstatement has the effect of increasing management’s compensation, and whether the misstatement involves concealment of an unlawful transaction. Since the error in presentation did not change the trend of our operating income in fiscal 2021 and 2020 , we believed the error would not affect economic users’  decision making.

Based on the above evaluation, we concluded that the error in previously issued financial statements was immaterial both quantitatively and qualitatively.

(3)	Report of an error: correcting an immaterial error should be referred as to as “adjustments” or “revisions” of prior period financial statements. As previously reported financial information has changed, we believe clear and transparent disclosure about the nature and impact of the revisions to the financial statements should be included within the financial statement footnotes. As the impact of correcting the error in the prior periods was immaterial, column headings of “restatements” were not required and the auditor’s opinion is generally not required to be revised to include an explanatory paragraph.

9.	Please revise this note to clearly describe the facts and circumstances that required you to restate your financial statements.

In response to the Staff’s comment, we have revised our disclosure on page F-18 to describe the facts and circumstances that required us to revise our financial statements.

Note 14 - Other Income (Expenses), Net, page F-28

10.	We note from your response to prior comment 9 that the gain from disposal of property, plant and equipment was not related to your operating activities, and thus the amount should not be included in calculating your operating income. However, we note from page F-22 that the gain related to disposed machinery, equipment and transportation vehicles. Please describe to us the circumstances surrounding the disposal of these assets in fiscal 2021 and explain why the assets disposed were not related to your operating activities. Otherwise, restate your financial statements to comply with ASC360-10-45-5 by including the gain when calculating operating income.

In response to the Staff’s comment, we have revised our statement of income and comprehensive income for the fiscal years ended September 30, 2021 and 2020 on page F-5 of the Amendment No. 11 to reclassify gain from disposal of property, plant and equipment recorded in “other income (expenses), net” to a separate item as part of the calculation of our operating income (loss) in the fiscal year ended September 30, 2021. We have also revised Note 6 on page F-22 of the Amendment No. 11 to describe the circumstances surrounding the disposal of these assets in the fiscal year ended September 30, 2021.

Accordingly, we have revised the table on page 52 of the Amendment No. 11 to reflect the revision of gain from disposal of property, plant and equipment and other income (expenses), net for the fiscal year ended September 30, 2021 and the discussion of the gain from disposal of property, plant and equipment under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations” on page 59 of the Amendment No. 11.

11.	We note the revisions made in response to prior comment 10. Please further revise to describe clearly the circumstances surrounding (i) the gain from settlement of payables you reported in fiscal 2021 as well as (ii) the loss from settlement of payables you reported in fiscal 2020. Please explain to us why the transactions reported in this caption are not part of your operations. Also tell us where on the financial statements you recorded the initial transactions related to the settled payables.

In response to the Staff’s comment, we have revised the description for the gain from settlement of payables we reported in the fiscal year ended September 30, 2021 on page F-28 of the Amendment No. 11. These balances were generated from vendors that we had no business with during the reporting periods or no intention to further cooperate with. We consider the settlement of these balances as non-operating nature because the settlement of these balances occurred infrequently and was outside the ordinary course of our business. Thus, gain from the settlement shall be presented as a non-operating item in other income. We also respectfully advise the Staff that the initial transactions related to the settled payables were recorded in accounts payable and inventory.

We have also revised Note 14 to separate other miscellaneous non-business income (loss) in the fiscal years ended September 30, 2021 and 2020 from gain from settlement of payables presented in the Registration Statement.

Consent of Independent Registered Public Accounting Firm, page II-23

10.	We note that the audit report is now dated February 22, 2022. Please have your auditor revise the content to refer to the correct date of its audit report.

In response to the Staff’s comment, our auditor has revised the content of the Consent of Independent Registered Public Accounting Firm attached as Exhibit 23.1 to the Amendment No. 11 to refer to the correct date of its audit report, which is now dated March 29, 2022.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Wei Wang, Esq., at wwang@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Tao Ling
Tao Ling, Chief Executive Officer

cc:	Wei Wang, Esq.
Ellenoff Grossman & Schole LLP

4